EXHIBIT 10.3


STAGE STORES, INC.

PERFORMANCE BASED SHARE AGREEMENT


THIS PERFORMANCE BASED SHARE AGREEMENT is made effective as of the _____ day of _____, 20___ (the "Effective Date"), by and between **STAGE STORES, INC.,** a Nevada corporation (hereinafter called the "Company"), and _____, an employee of the Company, its subsidiaries or its affiliates (hereinafter called the "Employee").

WHEREAS, the Board of Directors of the Company (the "Board") has adopted the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan (the "Plan"); and

WHEREAS, the Company considers it desirable and in the Company's best interests that the Employee be given an opportunity to acquire Common Shares in furtherance of the Plan to provide incentive for the Employee to remain an employee of the Company, its subsidiaries or its affiliates and to promote the growth, earnings and success of the Company.

NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

1.   **TARGET NUMBER OF PERFORMANCE SHARES**. The Target Number of Performance Shares for Employee under this Agreement is _____.   The number of Common Shares ultimately received, if any, for Performance Shares earned under this Agreement will be determined pursuant to Section 3 of this Agreement. For purposes of this Agreement, "Common Shares" shall mean the Company's presently authorized voting common stock, par value $0.01, and "Performance Shares" shall mean the number of Common Shares earned under this Agreement.

2.   **PERFORMANCE CYCLE**.   The Performance Cycle commences on _____, 20___, and ends on _____, 20__.

3.   **SETTLEMENT OF AWARD**. Except as provided below, the Company shall deliver to the Employee one Common Share for each Performance Share earned by the Participant, as determined in accordance with the performance measure(s) and provisions set forth in Exhibit "A", which is attached to and forms a part of this Agreement. Any fractional Common Shares shall be rounded up or down to the nearest whole Common Share.   It is intended that Common Shares will be issued for the Performance Shares; provided however, the Board may in its sole discretion pay all or a portion of the award in cash instead of Common Shares.

4.   **TIME OF PAYMENT**. Except as otherwise provided in this Agreement, payment of Common Shares earned pursuant to this Agreement will be made within sixty (60) days after the date the Committee certifies the number of Performance Shares earned under this Agreement following end of the Performance Cycle.

5.   **ELIGIBILITY FOR PERFORMANCE SHARES**. Employee shall be eligible for payment of earned Performance Shares, as specified in Section 3, only if Employee's

employment with the Company continues through the end of the Performance Cycle unless the Performance Shares become payable under the circumstances provided below.

If the Employee terminates employment due to retirement, Disability or death during the Performance Cycle, the Target Number of Performance Shares set forth under Section 1 shall be payable to the Employee within sixty (60) days of the last day of employment. Upon the death of Employee, Employee's estate, or the person who acquires the right to the Performance Shares by bequest or inheritance or by reason of the death of the Employee, shall be entitled to the Performance Shares to which the Employee otherwise would have been entitled under the same conditions as would have been applicable to the Employee. For purposes of this Agreement, the determination of whether the Employee's termination is due to retirement shall be made by the Committee in its sole and absolute discretion.

In the event of a Change of Control, the Target Number of Performance Shares set forth in this Agreement shall immediately vest and be payable to Employee within thirty (30) days of the effective date of the Change of Control. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities and within one (1) year after such "person" or "group" acquires 50% or more of the combined voting power of the Company (the "Trigger Date") the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's Common Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Shares immediately prior to the merger have (directly or indirectly) at least a 51% ownership interest in the outstanding Common Shares of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest.

The termination of Employee's employment with the Company for any reason other than retirement, Disability or death during the Performance Cycle shall result in the forfeiture of the entire award of Performance Shares, with no payment to the Employee.

6. **ISSUANCE OF COMMON SHARES.**

(a) Common Shares issued pursuant to this Agreement which have not been registered with the Securities and Exchange Commission shall bear the following legend:

> **The Securities represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Securities may not be offered for sale, sold or otherwise transferred except pursuant to an**

effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

(b)   The Company shall not be required to transfer or deliver any certificate or certificates for Common Shares earned under this Agreement: (i) until after compliance with all then applicable requirements of law; and (ii) prior to admission of the Common Shares to listing on any stock exchange on which the Common Shares may then be listed. In no event shall the Company be required to issue fractional shares to the Employee or his or her successor.

7.   **GENERAL RESTRICTIONS**. The grant of Performance Shares under this Agreement shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the shares of Common Shares subject or related thereto upon any securities exchange or under any state or Federal law, (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Employee with respect to the disposition of Common Shares is necessary or desirable as a condition of, or in connection with, the granting of the Performance Shares or the issuance of Common Shares thereunder, the granting of the Performance Shares or the issuance of the Common Shares may not be consummated in whole or in part unless the listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board.

8.   **ASSIGNMENT**. The rights under this Agreement shall not be assignable or transferable by the Employee, except by will or by the laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the rights under this Agreement contrary to the provisions hereof shall be null and void and without effect. During the lifetime of the Employee, any right under this Agreement shall be exercisable only by the Employee or his or her guardian or legal representative.

9.   **WITHHOLDING TAXES**. Whenever the Company proposes or is required to issue or transfer Common Shares under this Agreement, the Company shall have the right to require the Employee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for the Common Shares. Alternatively, the Company may issue or transfer the Common Shares net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Common Shares shall be valued on the date the withholding obligation is incurred.

10.   **RIGHT TO TERMINATE EMPLOYMENT**. Nothing in this Agreement shall confer upon the Employee the right to continue in the employment of the Company, its subsidiaries or its affiliates or affect any right which the Company, its subsidiaries or its affiliates may have to terminate the employment of the Employee.

11.   **RIGHTS AS A SHAREHOLDER**. Neither the Employee, his or her legal representative, nor other persons entitled to Performance Shares under this Agreement shall have any rights of a shareholder in the Company with respect to the Common Shares issuable under

this Agreement unless and until a certificate or certificates representing the Common Shares shall have been issued to him or her pursuant to the terms of this Agreement.

12.   **ADJUSTMENTS**. In the event of any change in the outstanding common stock of the Company by reason of stock splits, reverse stock splits, stock dividends or distributions, recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares or the like, the Board shall make an equitable adjustment to the number of Common Shares issuable under this Agreement.

13.   **STOCK RESERVED**. The Company shall at all times during the term of this Agreement reserve and keep available the number of Common Shares as will be sufficient to satisfy the terms of this Agreement.

14.   **SEVERABILITY**. Every part, term or provision of this Agreement is severable from the others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

15.   **NOTICE**. Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or the Employee at their last known address.

16.   **GOVERNING LAW**. This Agreement shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Nevada.

17.   **HEADINGS**. The headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions.

18.   **BINDING EFFECT**. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

19.   **INCORPORATION OF PLAN**. The Performance Shares are granted pursuant to the terms of the Plan, which is incorporated herein by reference, and this Agreement shall in all respects be interpreted in accordance with the Plan. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the Plan's terms shall completely supersede and replace the conflicting terms of this Agreement. All capitalized terms shall have the meanings ascribed to them in the Plan, unless specifically set forth otherwise herein.

IN WITNESS WHEREOF, the parties hereto have caused this Performance Based Share Agreement to be executed as of the Effective Date.

"COMPANY"   STAGE STORES, INC.

By:_____

_____, _____

"EMPLOYEE"   _____

_____, an individual

EXHIBIT "A"

1. **Performance Measures.** Total Shareholder Return ("TSR") of the Company as compared with the TSR of a group of industry peers (the "Peer Group") during the Performance Cycle is the performance measure to be applied to determine the amount of award to be made under the provisions of the Agreement. The formula for TSR is as follows:

$$\text{Total Shareholder Return} = \frac{\text{(Ending Stock Price} - \text{Beginning Stock Price} + \text{Dividends Paid)}}{\text{Beginning Stock Price}}$$

Beginning Stock Price shall mean the average closing price on the applicable stock exchange of one share of stock for all the trading days in the fiscal month of _____ 20___ which is the start of the Performance Cycle; Ending Stock Price shall mean the average closing price on the applicable stock exchange of one share of stock for all the trading days in the fiscal month of _____ 20___ which is the end of the Performance Cycle, and Dividends Paid shall mean the total of all dividends paid on one (1) share of stock during the Performance Period; provided that, dividends shall be treated as though they are reinvested at the end of each calendar quarter.

Following the Total Shareholder Return determination, the Company's Percentile Rank shall be determined as follows:

$$\text{Percentile Rank} = \frac{\text{Company Rank}}{\text{Total number of companies in Peer Group including the Company}}$$

Company Rank shall be determined by listing from highest TSR to lowest TSR of each company in the Peer Group (including the Company) and counting up from the company with the lowest TSR.

2. **Amount of Award.** The number of Performance Shares earned and the number of Common Shares to be issued to Employee under the Agreement shall be determined in accordance with the following schedule:

Company's Percentile Ranking	Award as a % of Target
100.0%	200%
96.0%	192%
92.0%	184%
88.0%	176%
84.0%	168%
80.0%	160%
76.0%	152%
72.0%	144%
68.0%	136%
64.0%	128%
60.0%	120%
56.0%	112%
52.0%	104%
50.0%	100%
48.0%	94%
44.0%	82%
40.0%	70%
36.0%	58%
32.0%	46%
28.0%	34%
25.0%	25%
Less than 25.0%	0%

Interpolation shall be used to determine the percent of Target Number of Performance Shares earned in the event the Company's Percentile Rank does not fall directly on one of the ranks listed in the above schedule.

3. **Industry Peers.** The Index with which the Company's TSR is compared is the Dow Jones Apparel Index and is comprised of the following companies:

Company Name
Abercrombie & Fitch
Aeropostale
American Eagle Outfitters
AnnTaylor Stores
Brown Shoe
Cato Corp
Charming Shoppes
Chico's
Children's Place
Christopher & Banks
Claire's Stores
Coldwater Creek
Dillard's
Dress Barn
Foot Locker
Gap
Genesco
Guess?
Gymboree
Hot Topic
J. Crew Group
Kohl's
Limited Brands
Men's Wearhouse
Nordstrom
Pacific Sunwear
Payless ShoeSource
Ross Stores
Saks
Stein Mart
Talbots
TJX Companies
Tween Brands
Urban Outfitters

During the performance cycle, some of the companies comprising the Dow Jones Apparel Index may change; however, the Index as it appears at the end of the Performance Cycle will be the version that will be used for measurement purposes.